Exhibit 99.1
Northern Dynasty reacts to the U.S. Environmental Protection Agency’s decision to remand or vacate its 2019 withdrawal notice

This news release constitutes a “designated news release” for the purposes of Northern Dynasty’s prospectus supplement dated June 21, 2021 to its short form base shelf prospectus dated July 2, 2020.

September 10, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") is disappointed in the U.S. Environmental Protection Agency’s (“EPA”) decision to file a motion for remand with vacatur in relation to a lawsuit brought by Trout Unlimited and other environmental groups against the EPA, challenging the federal agency’s July 2019 decision to withdraw its previously issued ‘Proposed Determination’ with respect to Alaska’s Pebble Project.

“Here we go again,” said Northern Dynasty President and CEO Ron Thiessen. “It is unfortunate that politics continues to interfere with scientific evidence. Under President Joe Biden, we once again find ourselves dealing with Obama-era policies that were inappropriate then, and are inappropriate now. In the end, science and facts prevail over political pressure and misinformation. We fought and won against Former President Obama’s heavy-handed political attempts to kill the project, and we will do the same again.”

In a statement released to the media, Pebble Limited Partnership wrote:

“We will continue to monitor these developments closely to determine the possible impacts to the project and permitting process. It remains our position that the withdrawal of the preemptive veto by the EPA was sound and appropriate. This is why we recently sought to intervene in the case in the federal district court in Anchorage. Further, all decisions about the Pebble Project should be made based on the established environmental review process of an actual mine plan – a position we have long held. The U.S. Army Corps of Engineers published an Environmental Impact Statement (“EIS”) for Pebble in 2020 with input from many agencies including the EPA that states that the project can be done without harm to the region’s fisheries or water resources. The EIS further notes the tremendous economic opportunity the project represents for the communities around Iliamna Lake where year-round jobs are scarce, and costs of living are quite high. Our focus remains on working through the formal appeal process via the USACE. As the Biden Administration seeks lower carbon emissions for energy production, they should recognize that such change will require significantly more mineral production – notably copper. The Pebble Project remains an important domestic source for the minerals necessary for the administration to reach its green energy goals.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.